FOR IMMEDIATE RELEASE	June 22, 2015

Micromem: Corporate Update

Toronto, New York, June 22, 2015: Micromem Technologies Inc. (“Micromem”) (The Company) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (“MAST”) is pleased to announce the Company has submitted further invoices for payment as a result of ongoing success in the milestone requirements of our various joint development agreements (JDA). Micromem has invoiced an additional US $423,358 to its American based oil company bringing the total to over US $1,600,000 for that client and will be submitting invoicing to other clients for another US $1,100,000 over the next 60 days.

Micromem is negotiating new projects with two new customers and expects to proceed to JDAs. Once the JDAs are executed they will be subject to separate press releases.

In addition Micromem was introduced, through the efforts of a New York City Investment Banking firm, to two multinational technology companies that have begun to review our products, core technology and business model. The objective of these reviews has 2 purposes: the first is to assess our core technology for use by those respective companies on behalf of their clients to provide a complete end to end solution, combining our core technology with their cloud based analytics; the second is to assess the form of how this may be undertaken. The reviews are independent of each other and still at an early stage of assessment; however both reviewing companies have expressed an interest in some form of venture that would allow the respective companies’ clients to benefit from the combined solution that could be offered by both parties.

Joseph Fuda says “The opportunity to have either of these multinational companies join us in providing full end to end solutions for our own customers would allow Micromem to provide a complete package. The additional opportunity that could be provided in having access to their customer base is exciting.”

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.
Listing:       NASD OTCQX - Symbol: MMTIF
                     CSE - Symbol: MRM
Shares issued: 194,315,600
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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